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                                                                    Exhibit 99.2


                                             December 15, 2000
                                             P 570 e
                                             Michael Grabicki
                                             Tel. +49 (621)60-99938
                                             Fax +49 (621)60-20129
                                             Mail:michael.grabicki@basf-ag.de



PHARMA BUSINESS SOLD FOR $6.9 BILLION:
"BASF TO FOCUS MORE STRONGLY ON INNOVATIVE CHEMISTRY,
A HIGHLY EFFICIENT VERBUND AND A GLOBAL PRESENCE"

-  INCREASING BASF'S FINANCIAL FLEXIBILITY

- ACCELERATING THE ONGOING SHARE BUY-BACK PROGRAM AND REDUCING FINANCIAL INDEBTEDNESS

- MORE THAN 50 PERCENT OF FUTURE SALES TO COME FROM CYCLICALLY RESILIENT OPERATIONS

BASF (NYSE: BF) is focusing on the strengths of its portfolio in order to broaden its base for further profitable growth. That is why the world's biggest chemical company is selling its pharmaceuticals operations for $6.9 billion to Abbott Laboratories headquartered in Abbott Park, Illinois, USA. An agreement to this effect was signed on December 14, 2000. The board of executive Directors and the supervisory board of BASF and the Board of Directors of Abbott Laboratories have approved the arrangement. The agreement covers all German and international operations of BASF Pharma and is subject to approval by regulatory agencies and customary closing conditions. The transaction is expected to be completed in the first quarter of 2001.

Dr. Juergen F. Strube, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft: "We are shaping our future through innovative chemistry, our highly efficient Verbund system and our global presence. This is being supplemented by a growing position in agricultural products and oil and gas." After the sale of its pharma business, BASF will generate more than half of its sales in cyclically resilient operations. BASF achieves more than two-thirds of its sales in business units that
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are one of the top three competitors in their particular market. BASF wants to further increase the proportion of its top-three positions.

With the sale of its pharmaceuticals business, BASF is extending its scope for further growth. "Our main objective is profitable growth", said Strube. "The proceeds from the sale will give us the ability to strengthen our core businesses through investments and focused acquisitions. Additional major goals are the ongoing and future share buy-back programs and the reduction of financial indebtedness."

BASF Pharma employs approximately 10,700 people worldwide and is expected to achieve sales of about 2.6 billion Euros in 2000. The unit operates in the fields of metabolic diseases (e.g. thyroid disease, obesity), cardiovascular diseases, immunology and pain therapy. Its important products include Synthroid(R) for the treatment of thyroid insufficiency, Isoptin(R) for coronary heart disorders, Rytmonorm(R)/Rythmol(R) for arrhythmia and Reductil(R)/Meridia(R) for the management of obesity. BASF Pharma has an excellent research and development pipeline. Pharmaceuticals that are in the process of being launched or are in advanced phases of clinical development have a significant sales potential.

EXCELLENT STRATEGIC FIT

"Our acquisition of BASF's pharmaceutical business, known as Knoll, is an excellent strategic fit that demonstrates Abbott's commitment to our global pharmaceuticals business and offers significant synergies," said Miles D. White, chairman and chief executive officer of Abbott Laboratories. "Knoll enhances Abbott's position as a global pharmaceuticals company through increased sales, greater pharmaceutical research and development capacity, and a solid commercial business, in particular across Europe and in Japan. Additionally, the acquisition will bring leading monoclonal antibody technology, and a strong research presence in immunology with a high-potential product, D2E7, for the treatment of rheumatoid arthritis."

Abbott Laboratories is committed to the Knoll site in Ludwigshafen as part of the company's long-term global pharmaceuticals business strategy.



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PROMISING PRODUCTS, IDEAL TIMING

For BASF Board member Eggert Voscherau, the agreement with Abbott Laboratories is a logical development. "In recent years, we have thoroughly investigated all conceivable options for the future of our pharmaceuticals business and are now convinced that this business has greater chances of success with a large, globally operating pharmaceuticals manufacturer."

The timing of the sale of the pharmaceuticals operations was almost ideal, explained Voscherau: "Important products are achieving successes in the market, and the strong pipeline is full of promising others. In any case, we would have needed a strong partner to successfully market the potential blockbuster D2E7 for the treatment of rheumatoid arthritis, which is approaching the final clinical phase."

During recent months, BASF has expanded its Crop Protection and Fine Chemicals operations with great speed. This expansion has included the acquisitions of the crop protection business of American Home Products and Takeda's vitamins business.

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, animal and human nutrition, as well as oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs and pigments, dispersions, automobile and industrial coatings, crop protection products, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of Euro 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com
                    ------------

Abbott Laboratories is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceutical, diagnostic, nutritional and hospital products. The company employs 58,000 people and markets


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its products in more than 130 countries. In 1999, the company's sales and net earnings were $13.2 billion and $2.4 billion, with diluted earnings per share of $1.57.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

THE CONTACTS FOR MEDIA QUESTIONS AT BASF PHARMA/KNOLL ARE:

--------------------------------------------------------------------------------
Gunter Storz (Europe, Asia,  Friederike Kanne (Europe,  Linda Mayer (USA)
Africa)                      Asia, Africa)
Phone: +49-621-589-1536      Phone: +49-621-589-1428    Phone: +1-973-426-57 59
Fax:   + 49621-589-1562      Fax:   +49 -621-589-1562   Fax:   +1-973-426-54 29
--------------------------------------------------------------------------------

THE CONTACTS FOR MEDIA QUESTIONS AT ABBOTT LABORATORIES ARE:


--------------------------------------------------------------------------------
Christy Beckmann, USA                     Laureen Cassidy, outside U.S:
Phone: +1-847-938-9725                    Phone: +44-781 842 7948
Fax:   +1-847-937-9555
--------------------------------------------------------------------------------



IMPORTANT INFORMATION FOR EDITORS:

On Friday, December 15, 2000, you will have the opportunity starting at 10:00 a.m. (CET) to attend a media conference call. You will have the opportunity to listen to and talk with Dr. Juergen F. Strube, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft; Eggert Voscherau, a member of the Board of Executive Directors of BASF Aktiengesellschaft; and Dr. Eckhard Mueller, head of the company's Finance Division. Holger Liepmann, divisional vice president Europe Operations at Abbott Laboratories, will also take part in the call to answer questions.



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Dial into the telephone conference (German, English) as follows:

into the GERMAN CONFERENCE
00 44 20 82 40 82 43 (from Germany)
0 20 82 40 82 43 (from Great Britain)
+44 20 82 40 82 43 (from Europe, except Great Britain and Germany)

into the ENGLISH CONFERENCE
00 44 20 82 40 82 44 (from Germany)
0 20 82 40 82 44 (from Great Britain)
+44 20 82 40 82 44 (from Europe, except Great Britain and Germany)

from USA and Asia into the ENGLISH CONFERENCE
+1 3 03 2 24 69 97

The password is "BASF."

From 10:30 a.m. CET, a recording of the telephone conference is available under http://www.basf.de/pk (German)
---------------------
http://www.basf.de/pcon (English)
-----------------------